UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 1-3215

JOHNSON & JOHNSON SAVINGS PLAN
FOR UNION REPRESENTED EMPLOYEES
(Full title of the Plan)
JOHNSON & JOHNSON
ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NEW JERSEY 08933
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

REQUIRED INFORMATION
Item 4. Financial Statements and Exhibits
Financial statements prepared in accordance with the financial reporting requirements of ERISA filed herewith are listed below in lieu of the requirements of Items 1 to 3.
     Report of Independent Registered Public Accounting Firm
     Financial Statements:
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
     Supplemental Schedule*:
Schedule H, line 4i — Schedule of Assets (Held at End of Year)

*	Other supplemental schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not required or are not applicable.
Exhibits:
23. Consent of PricewaterhouseCoopers LLP, dated June 23, 2010

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JOHNSON & JOHNSON SAVINGS PLAN FOR UNION REPRESENTED EMPLOYEES
By:	/s/ Russell C. Deyo
Russell C. Deyo
Chairman, Pension Committee

June 23, 2010

JOHNSON & JOHNSON SAVINGS PLAN
FOR UNION REPRESENTED EMPLOYEES

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2009 AND 2008

Johnson & Johnson
Savings Plan for Union Represented Employees
Index to Financial Statements
December 31, 2009 and 2008

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 — 17

Supplemental Schedule*:

Schedule H, line 4i — Schedule of Assets (Held at End of Year)	18
EX-23

*	Other supplemental schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not required or are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants of the Johnson & Johnson Savings Plan for Union Represented Employees and the Pension and Benefits Committee of Johnson & Johnson
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Johnson & Johnson Savings Plan for Union Represented Employees (the “Plan”) at December 31, 2009 and December 31, 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
New York, NY
June 23, 2010

Johnson & Johnson
Savings Plan for Union Represented Employees
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
Assets
Interest in Johnson & Johnson Pension and Savings Plans Master Trust, at fair value	$42,669,627	$37,129,163

Total investments	42,669,627	37,129,163

Receivables
Employee contributions	37,539	—
Employer contributions	14,516	—

Total receivables	52,055	—

Total assets	42,721,682	37,129,163

Liabilities
Payable for investments purchased		176,101
Accrued expenses	37,550	10,145

Total liabilities	37,550	186,246

Net assets available for benefits, at fair value	42,684,132	36,942,917

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(275,505)	(45,473)

Net assets available for benefits	$42,408,627	$36,897,444

The accompanying notes are an integral part of these financial statements.

Johnson & Johnson
Savings Plan for Union Represented Employees
Statement of Changes in Net Assets Available for Benefits
December 31, 2009

2009
Additions to net assets attributed to
Investment Income/Loss
Plan’s interest in the Johnson & Johnson Pension and Savings Plans Master Trust net investment income/loss	$4,375,704

Contributions
Employee contributions	2,933,059
Employer contributions	1,051,378

Total additions	8,360,141

Deductions from net assets attributed to:
Benefits paid to participants	2,651,272
Administrative expenses	197,686

Total deductions	2,848,958

Net increase/(decrease)	5,511,183

Net assets available for benefits
Beginning of year	36,897,444

End of year	$42,408,627

The accompanying notes are an integral part of these financial statements.

Johnson & Johnson
Savings Plan for Union Represented Employees
Notes to Financial Statements
1.	Description of the Plan

General

The Johnson & Johnson Savings Plan for Union Represented Employees (the “Plan”) is a participant directed defined contribution plan which was established on January 1, 1993 by Johnson & Johnson (“J&J” or the “Company”). The Plan was designed to enhance the existing retirement program of eligible employees covered under collective bargaining agreements with the Company. The funding of the Plan is made through employee and Company contributions. The net assets of the Plan are held in the Johnson & Johnson Pension and Savings Plans Master Trust (the “Trust”). Transactions in the Trust are executed by the trustee, State Street Trust Company (“State Street” or “Trustee”). The Plan’s interest in the Trust is allocated to the Plan based upon the total of each participant’s share of the Trust.

This brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for complete information.

Contributions

In general, full-time employees 21 years or older represented by a collective bargaining unit participating in the Plan with at least one year of eligible service can contribute to the Plan.

Contributions are made to the Plan by participants through payroll deductions and by the Company on behalf of participants. Participating employees may contribute a minimum of $0.20 per hour up to a maximum of $6.00 per hour of the first forty hours worked in each payroll week, depending on the negotiated contract rate. All contributions are on a pre-tax basis and may not exceed $16,500 in 2009.

Participant contributions are invested in any of the four investment funds offered by the Plan at the direction of the participating employees.

Participants age 50 and over are eligible to contribute extra pre-tax contributions (“catch-up contributions”) above the annual IRS limitations up to $5,500 in 2009. Participants can elect an amount to be contributed from each paycheck as their catch-up contribution. This amount will be in addition to the pre-tax cents per hour contribution participants have elected.

After one year of eligible service, the Company contributes to the Plan an amount equal to 50% of the employee directed contributions on the first $0.20 to $3.00 per hour of the participant’s contribution (depending on the negotiated collective bargaining agreement). The employer matching contribution is composed of cash and invested in the current investment fund mix chosen by the participant.

Investments

Participants may invest in one or more of the four investment funds offered by the Plan. Each of the funds represents a mix of various investments. The investment mix chosen by the participant will apply to employee and Company matching contributions.

Participants receive dividends on Johnson & Johnson common stock shares held in the Johnson & Johnson Stock Fund. The dividends are automatically reinvested in the Johnson & Johnson Stock Fund unless specific elections are made to receive a cash payment. The 2009 dividend pass-through amount paid to participants of $10,471 is reflected in benefits paid to participants in the Statement of Changes in Net Assets Available for Benefits.

Johnson & Johnson
Savings Plan for Union Represented Employees
Notes to Financial Statements
For all other funds the Trustee reinvests all dividend and interest income.

Vesting

A participant’s interest in his/her account, including participant contributions, Company contributions and earnings thereon, is always fully vested. As a result, there are no forfeitures under the Plan.

Payment of Benefits

Participants may withdraw pre-tax contributions only upon meeting certain hardship conditions. Participants are entitled to benefits provided by contributions (Company and participant) and investment earnings thereon, including realized and unrealized gains and losses, which have been allocated to the participant’s account balance.

Benefits are also paid to participants upon termination of employment, long-term disability or retirement. Participants can elect to defer payment until age 65. Distributions are paid in a lump sum payment for all fund balances. Participants have the option of receiving all or part of their balance in the Johnson & Johnson Stock Fund as either cash or in shares of Johnson & Johnson Common Stock (plus cash for fractional shares) for lump sum distributions other than a hardship.

A participant’s account may be distributed to his/her beneficiaries upon the participant’s death in the same manner described for participants.

Administrative Expenses

All third-party administrative expenses are paid by the Plan, unless otherwise provided for by the Company.

Termination

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a partial or full Plan termination, all Plan funds must be used exclusively for the benefit of the Plan participants, in that each participant would receive the respective value in their account.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. Certain amounts in the prior year financial statements have been reclassified to conform to the current presentation.

Investment Valuation and Income Recognition of the Trust

The Plan’s interest in the Trust is stated at fair value. The investment in the Trust represents the Plan’s interest in the net assets of the Trust.

Johnson & Johnson
Savings Plan for Union Represented Employees
Notes to Financial Statements
As the investment funds contain various underlying assets such as stock and short-term investments, the participant’s account balance is reported in units of participation, which allows for immediate transfers in and out of the funds. The purchase or redemption price of the units is determined by the Trustee, based on the current market value of the underlying assets of the funds. Each fund’s net asset value for a single unit is computed by adding the value of the fund’s investments, cash and other assets, and subtracting liabilities, then dividing the result by the number of units outstanding.

Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on the sale of investment securities are determined on the average cost method. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the investment income/(loss) for the Plan’s interest in the Trust which consists of the Plan’s allocated change in unrealized appreciation and depreciation of the underlying investments, realized gains and losses on sales of investments and investment income/(loss).

Payment of Benefits

Benefits are recorded when paid.

Derivatives

The Plan adopted the provisions of FASB Accounting Standards Codification ASC 815-10-50 on January 1, 2009. The adoption of the standard had no impact on the Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits.

The Trust will invest in securities from time to time that are denominated in currencies other than the U.S. dollar. To hedge against adverse changes in foreign exchange rates relating to non-U.S. dollar denominated investments, the Trust may enter into forward foreign exchange contracts. The holder is exposed to credit risk for nonperformance and to market risk for changes in interest and currency rates.

Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the Statements of Net Assets Available for Benefits. The Trust attempts to mitigate this credit risk by utilizing the same policies in making commitments and conditional obligations as it does for on-balance sheet instruments, and through structured trading with reputable parties and continual monitoring procedures. Accordingly, the Trust does not anticipate losses for nonperformance. The Trust does not require collateral or other security to support forward foreign exchange contracts. The Trust accounts for forward foreign exchange contracts at fair value.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and when applicable disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Johnson & Johnson
Savings Plan for Union Represented Employees
Notes to Financial Statements
Risks and Uncertainties

The Plan provides for various investment options in funds which can invest in a combination of equity, fixed income securities and other investments. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Reporting of Fully Benefit-Responsive Investment Contracts

Fully benefit-responsive investment amounts are reported at fair value. Contract value is the relevant measurement criteria for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Johnson & Johnson
Savings Plan for Union Represented Employees
Notes to Financial Statements
3.	Investments in the Trust

The assets of the Plan are maintained in the Trust. The Plan holds approximately 0.29% and 0.33%, respectively, of the Trust’s net assets as of December 31, 2009 and 2008. The Plan’s sole investment is its interest in the Trust and therefore is greater than 5% of Plan assets.

Net assets, income, and expenses are allocated to the Plan based on the total of each participant’s share in the respective funds.

The following table represents the total value of investments in the Trust:

	As of December 31,
	2009	2008
Investments at fair value
Short term investment funds	$798,938,451	$615,064,003
U.S. Government and Agency securities	790,967,580	999,402,502
Corporate debt	927,076,098	605,765,016
Preferred stock	13,991,681	5,885,986
Common stock	7,661,159,952	6,172,253,997
Common Collective Trusts	2,419,971,157	1,225,453,603
Deposits in group annuity contracts and synthetic GICs	1,743,038,745	1,582,063,704
Other Assets	211,966,010	178,449,770

Total Trust investments at fair value	14,567,109,674	11,384,338,581

Receivables	301,281,231	108,472,125
Liabilities	(312,026,851)	(207,830,548)

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(51,412,700)	(10,405,457)

Net assets held in the Trust	$14,504,951,354	$11,274,574,701

Johnson & Johnson
Savings Plan for Union Represented Employees
Notes to Financial Statements
The net investment income of the Trust was composed of the following:

For the
Year Ended
December 31, 2009
Net appreciation/(depreciation) in fair value of investments
Short term investment funds	$(456,777)
U.S. Government and Agency securities	(13,284,778)
Corporate debt	103,852,376
Preferred stock	552,990
Common stock	1,398,411,739
Common Collective Trusts	641,641,931
Equities and other	(1,017,463)
Receivables/Liabilities	786,223

2,130,486,241

Interest	196,734,622
Dividends	169,901,231

Net investment income	$2,497,122,094

4.	Fair Value Measurements

The Plan’s valuation methodologies were applied to all of the trust investments carried at fair value. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves.

While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Recent Accounting Pronouncements

In January 2010, the FASB issued ASC Update 2010-06, Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years with early adoption permitted. The Plan is still assessing the impact of adoption.

Valuation Hierarchy

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Johnson & Johnson
Savings Plan for Union Represented Employees
Notes to Financial Statements
The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
•	Level 1 — quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 — quoted prices for identical assets or liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 — inputs are unobservable and significant to the fair value measurement. These are usually negotiated prices between two parties.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for the investments measured at fair value.
•	Short-term investments — Cash and quoted short-term instruments are valued at the closing price or the amount held on deposit by the custodian bank where quoted prices are available in an active market and are classified as Level 1. Other investments are through investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified as Level 2.

•	U.S. government & agency issues — The assets are comprised of U.S. government agency securities and U.S Treasury Bills and Notes of varying maturities. A limited number of these investments are valued at the closing price reported on the major market on which the individual securities are traded. Where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. When quoted market prices for a security are not available in an active market, they are classified as Level 2.

•	Corporate debt — A limited number of these investments are valued at the closing price reported on the major market on which the individual securities are traded. Where quoted prices are available in an active market, the investments are classified as Level 1. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and are classified as Level 2. Level 3 debt instruments are priced based on unobservable inputs, usually negotiated values agreed to by the interested parties.

Johnson & Johnson
Savings Plan for Union Represented Employees
Notes to Financial Statements
•	Common and preferred stocks — U.S. and International common stocks are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all common stock is classified within Level 1 of the valuation hierarchy.

•	Common Collective Trusts — The fair market value of all Common Collective Trust (CCT) interests has been determined using Net Asset Value (NAV) and are used for expedience purposes. The NAV is based on the value of the underlying assets owned by the funds, minus its liabilities, and then divided by the number of shares outstanding. CCTs that have a quoted market price in markets that are not active are classified as Level 2. A majority of the CCTs are used for liquidity purposes for both the defined benefit and defined contribution plans within the Master Trust. The CCTs are primarily passive funds that provide daily liquidity for the various Savings Plan investment options. Participant directed purchases and sales are at the NAV. At December 31, 2009 approximately 68% of the CCTs are invested in passive strategies that mimic the indices with the remainder invested in U.S. Equity and Emerging Market Equity strategies. Any Plan Sponsor sales may be subject to gate keeping restrictions.

•	Guaranteed insurance contracts (GIC’s) — Traditional GICs are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations while considering the creditworthiness of the issuer, and are classified as Level 3. The fair value of the synthetic guaranteed investment contract is based on the underlying investments held in separate account portfolios. The underlying investments are U.S. Government, Government Agencies, Fixed Income and Asset-Backed Securities. The synthetic guaranteed investment contract and related investments are classified as Level 2. The synthetic GIC contract has a fair value of $726,900,000 and $590,498,000 at December 31, 2009 and 2008, respectively.

•	Other assets — Other assets are represented primarily by Limited Partnerships (LP), as well as commercial loans and mortgages that are not classified as corporate debt. Other assets, that are exchange listed and actively traded, are classified as Level 1 while inactively traded assets are classified as Level 2. The LPs and other assets valued using unobservable inputs are classified as Level 3. The fair market value of all LP interests has been determined using Net Asset Value (NAV) and used for expedience purposes. At December 31, 2009 approximately 44% of the LP investments are in U.S. Equity and Emerging Market Equities with the remaining 56% in private equity investments.
At December 31, 2009 and 2008, the Trust had unfunded commitments of underlying funds of the Limited Partnerships of $36,450,701 and $53,726,755 outstanding. These commitments are expected to be satisfied with new cash flows, distributions from existing funds, reinvestment of proceeds and /or from selling existing investments. The Limited Partnership investments have maturity dates ranging from December 31, 2009 through February 1, 2018 with renewal options available to the Plan.

Johnson & Johnson
Savings Plan for Union Represented Employees
Notes to Financial Statements
2009 Master Trust investments measured at fair value

	Quoted market	Observable	Unobservable
	prices inputs	inputs	inputs
December 31, 2009	(Level 1)	(Level 2)	(Level 3)	Total Assets
Short-term investment funds	$23,736,378	$775,202,073	$—	$798,938,451
U.S. government and agency securities	—	790,967,580	—	790,967,580

Corporate debt
S&P Rated AAA to BBB-	108,000	725,857,778	1,172,734	727,138,512
S&P Rated below BBB-	—	160,212,720	3,414,956	163,627,676
S&P Not Rated	—	33,239,478	3,070,432	36,309,910

Total Corporate Debt	108,000	919,309,976	7,658,122	927,076,098

Preferred stocks	13,713,530	278,151	—	13,991,681
Common stocks
U.S. Large Cap	5,132,166,793	—	—	5,132,166,793
U.S. Mid Cap	563,759,040	557,258	—	564,316,298
U.S. Small Cap	478,737,605	—	—	478,737,605

Total U.S. Common stocks	6,174,663,438	557,258	—	6,175,220,696
International Common stocks	1,485,905,194	—	34,062	1,485,939,256

Total Common stocks	7,660,568,632	557,258	34,062	7,661,159,952

Common Collective Trusts	—	2,419,971,157	—	2,419,971,157
Other assets	1,375,272	88,376,252	122,214,486	211,966,010

Trust investments at fair value	7,699,501,812	4,994,662,447	129,906,670	12,824,070,929
Guaranteed and synthetic investment contracts	—	726,900,000	1,016,138,745	1,743,038,745

Total Master Trust investments	$7,699,501,812	$5,721,562,447	$1,146,045,415	$14,567,109,674

Johnson & Johnson
Savings Plan for Union Represented Employees
Notes to Financial Statements
2008 Master Trust investments measured at fair value

	Quoted market	Observable	Unobservable
	prices inputs	inputs	inputs
Decmber 31, 2008	(Level 1)	(Level 2)	(Level 3)	Total Assets
Short-term investment funds	$21,291,008	$593,772,995	$—	$615,064,003
U.S. government and agency securities	266,074,688	733,327,814	—	999,402,502
Corporate debt	79,657	595,867,616	9,817,743	605,765,016
Preferred stocks	5,885,986	—	—	5,885,986
Common stocks	6,170,627,010	1,156,320	470,667	6,172,253,997
Common Collective Trusts	—	1,225,453,603	—	1,225,453,603
Other assets	3,187,299	77,121,840	98,140,631	178,449,770

Trust investments at fair value	6,467,145,648	3,226,700,188	108,429,041	9,802,274,877
Guaranteed and synthetic investment contracts	—	590,497,993	991,565,711	1,582,063,704

Total Master Trust investments	$6,467,145,648	$3,817,198,181	$1,099,994,752	$11,384,338,581

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009.

				Guaranteed synthetic
	Corporate	Common		insurance
	debt	stocks	Other Assets	contracts	Total
Balance December 31, 2008	$9,817,743	$470,667	$98,140,631	$991,565,711	$1,099,994,752
Realized (losses) gains	(125,912)	—	329,905	13,867,937	14,071,930
Unrealized gains (losses) for assets still held at December 31, 2009	3,668,522	(416,318)	(4,795,324)	(1,943,264)	(3,486,384)
Purchases, sales, issuances and settlements, net	(5,702,231)	(20,287)	28,539,274	12,648,361	35,465,117

Balance, December 31, 2009	$7,658,122	$34,062	$122,214,486	$1,016,138,745	$1,146,045,415

Johnson & Johnson
Savings Plan for Union Represented Employees
Notes to Financial Statements
5.	Guaranteed and Synthetic Investment Contracts

The Trust holds investments in traditional and synthetic guaranteed investment contracts (GICs). The weighted average insurance financial strength rating of the insurers for these contracts is AA. These investments are recorded at their fair values. The traditional GICs’ contract value represents contributions made under the contract and reinvested income, less any withdrawals. The synthetic GICs are recorded at contract value, which represents the value of the underlying assets owned by the Trust plus the amount designed to smooth the impact of normal market fluctuations on those assets. Both the traditional and synthetic GICs are fully benefit-responsive. Participants may under most circumstances direct the withdrawal or transfer of all or a portion of their investment at contract value. Currently no reserves are needed against contract values for credit risk of the contract issuers or otherwise.

The traditional GICs provide a fixed return on principal over a specified period of time through fully benefit-responsive contracts issued by an insurance company, which are backed by the general account of that insurer. The contract value of the traditional GICs was $980,670,676 and $968,022,313 at December 31, 2009 and 2008, respectively. The fair value of the traditional GICs, as determined by using discounted cash flows, was $1,016,138,745 and $991,565,725 at December 31, 2009 and 2008, respectively.

The synthetic GIC provides a return over a period of time through a fully benefit-responsive contract, or wrapper contract, which is backed by the underlying assets owned by the Trust. The portfolio of assets, overall of AA+ credit quality, underlying the synthetic GIC includes mortgages, corporate, and United States Treasury Notes and Bonds. The contract value of the synthetic GIC was $710,955,369 and $603,635,992 at December 31, 2009 and 2008, respectively. The fair value of the synthetic GIC is based on the fair value of the underlying pool of securities, and at December 31, 2009 and 2008 was $726,900,000and $590,498,000, respectively.

The crediting interest rates for the synthetic GIC is calculated on a monthly basis using the contract value, and the market value, yield and duration of the underlying securities, and cannot be less than zero. The crediting interest rates for the traditional GICs are agreed to in advance with the issuer. The crediting interest rate for the contracts at December 31, 2009 and 2008 was 4.72% and 5.20%, respectively. In the event of extreme changes in interest rates, the crediting rate may be adjusted to reflect current market condition.

Key factors that could influence future average interest crediting rates include, but are not limited to: participant directed cash flows; changes in interest rates; total return performance of the fair market value bond strategies underlying the synthetic GIC contract; default or credit failures of any of the securities, investment contracts, or other investments held in the Plan; and the initiation of an extended termination (immunization) of the synthetic GIC contract.

The average market value yield of the contracts for 2009 and 2008 was 4.55% and 5.07%, respectively (calculated by taking the average of the monthly market value weighted yields of the investments). The average yield earned by the contracts that reflects the actual interest credited to participants for 2009 and 2008 was 4.10% and 4.90%, respectively (calculated by dividing annualized earnings credited to participants by the market value of the Interest Income Fund).

There are certain events not initiated by Plan participants that limit the ability of the Plan to transact with the issuer of a GIC at its contract value. Specific coverage provided by each

Johnson & Johnson
Savings Plan for Union Represented Employees
Notes to Financial Statements
traditional GIC and synthetic GIC may be different from each issuer, and can be found in the individual traditional GIC or synthetic GIC contracts held by the Plan. Examples of such events include: the Plan’s failure to qualify under the Internal Revenue Code of 1986 as amended; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decreases employee or employer contributions, the establishment of a competing plan by the plan sponsor, the introduction of a competing investment option, or other Plan amendment that has not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from this investment option; events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations. The Plan fiduciaries do not believe that the occurrence of any of the aforementioned events, which would limit the Plan’s ability to transact with the issuer of a GIC at its contract value with participants, is probable.

6.	Derivatives

The Trust had forward foreign exchange contracts outstanding at December 31, 2009 and 2008 in various currencies. At December 31, 2009 and 2008, the notional amount outstanding for these contracts in the Trust was $48,317,010 and $21,719,902, respectively and is representative of activity during the year. The fair value of these derivative instruments in included in the Interest in Johnson & Johnson Pension and Savings Plans Master Trust at fair value in the Statements of Net Assets Available for Benefits. The net currency gain/loss recognized during 2009 and 2008 by the Trust was $758,123 and $137,863, respectively. This amount is included in the Plan’s Interest in the Johnson & Johnson Pension and Savings Plans Master Trust net investment income/loss on the Statement of Changes in Net Assets Available for Benefits. The Trust held no other material derivative financial instruments at December 31, 2009 and 2008.

7.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 31, 2002, that the Plan and the Trust are in compliance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC.

8.	Related Party Transactions

Certain Plan investments are shares of institutional commingled funds managed by State Street Global Advisors, a division of State Street. State Street is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2009 and 2008, the total market value of investments in the institutional commingled funds allocated to the Plan and managed by State Street was $2,450,091 and $2,067,652, respectively.

The Plan also invests in shares of the Company. The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2009 and 2008, the market value of investments in Johnson & Johnson Common Stock was $24,348,848 and $23,585,106, respectively. During the year ended December 31, 2009, the Plan made purchases of $2,782,843 and sales

Johnson & Johnson
Savings Plan for Union Represented Employees
Notes to Financial Statements
of $3,734,394 of the Company’s common stock. The total dividend income received during 2009 was $747,643. The total of realized and unrealized gains during 2009 was $999,824 and $8,182,905, respectively.

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2009	2008

Net assets available for benefits per the financial statements	$42,408,627	$36,897,444
Amounts allocated to withdrawing participants	$—	$(2,330)
Adjustment of synthetic GIC values from contract value to fair value	85,443	(57,415)

Net assets available for benefits per the Form 5500	$42,494,070	$36,837,699

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

December 31, 2009

Benefits paid to participants per the financial statements	$2,651,272
Add: Amounts allocated to withdrawing participants at December 31, 2009 (not yet paid)	—
Less: Amounts allocated to withdrawing participants at December 31, 2008	(2,330)

Benefits paid to participants per the Form 5500	$2,648,942

The following is a reconciliation of investment income per the financial statements to Form 5500:

December 31, 2009

Total investment income per the financial statements	$4,375,704
Net change in adjustment from contract value to fair value for synthetic GIC value	$142,857

Total investment income per the Form 5500	$4,518,561

Johnson & Johnson
Savings Plan for Union Represented Employees
Notes to Financial Statements
9.	Subsequent Events

On January 1, 2010, the Union Plan increased the investment funds available to the participants from four to nine.

Johnson & Johnson
Savings Plan for Union Represented Employees
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009

	Description of Investment
	Including Maturity Date,
Identity of Issue, Borrower,	Rate of Interest, Collateral,		Current
Lessor, or Similar Party	Par or Maturity Value	Cost	Value

Plan’s interest in the Trust	Plan’s interest in the Johnson & Johnson Pension and Savings Plans Master Trust	**	$42,669,627

**	Not Applicable